TransAlta Responding to Incident at its Cascade Hydro Power Facility in Banff Corridor

Calgary, Alberta (June 22, 2013) – Crews from TransAlta are working with teams from AltaLink and Fortis Alberta following an incident at TransAlta’s Cascade hydro power facility in Banff National Park.

As a result of the incident, power has been cut to Banff and Lake Louise. An estimate of when power will be restored is not yet available, but repairs are expected to take a number of hours.

Hugo Shaw, Executive Vice-president of Operations at TransAlta says initial indications are that water that needed to be released from the Cascade facility backed up along the Trans-Canada highway adjacent to the facility and flowed over the highway, closing the highway between Banff and Canmore.

This water came into contact with a transformer at the facility, which failed. This is the source of the loud noise commented on by some observers. No injuries have been reported.

Shaw says the first step in the response is to get the water levels down in order to allow repair crews safe access the facility and restore power to the facility.

“We know that this incident is creating additional challenges during a very difficult time in the region, and we are doing everything we can to support the restoration of power to those affected, and to help get the highway re-opened.”

Additional updates will be made available on TransAlta’s website at www.transalta.com/newsroom and via the company’s Twitter account (www.Twitter.com/TransAlta) and Facebook page (www.Facebook.com/TransAlta).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements.

For more information:

Media inquiries:

Stacey Hatcher, TransAlta
Senior Corporate Relations Advisor
Toll Free Media Number:  1-855-255-9189  or Email: TA_Media_Relations@transalta.com